

December 14, 2012

Via E-Mail
Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vicenza 3108
Fracc. Porta Fontana
Leon, MEXICO

> **Re: Pladeo Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 27, 2012**
> **File No. 333-182714**

Dear Ms. Guerrero:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to prior comments are to those provided in our letter dated October 24, 2012.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise the references to "ordinary shares" here and in your risk factor disclosure on page 5 to clarify that you are referring to your shares of common stock, or advise.

2.   Please explain or revise the reference to selling shareholders in the final paragraph on this page, given that you are registering a primary offering by the company.

Summary Financial Information, page 5

3.   You state that the information presented in this section is "derived from [y]our audited financial statements for the period from February 2, 2012 to July 31, 2012." Further to prior comment 11, please revise to avoid indicating that your interim financial statements for the three months ended July 31, 2012 have been audited.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 13

4.   Please provide support for the statement that you believe, but cannot guarantee, you will be able to raise enough money through this offering to run your operations. As you are aware, you must have reasonable grounds for beliefs expressed in your filing.

Financial Statements

Statement of Operations, page F-4

5.   We reissue and clarify prior comment 10, since no correction appears to have been made to your filing, as indicated in your response. We note that you have no revenues and have incurred total expenses of $6,416 for the period from inception to July 31, 2012. Therefore, it appears that the net loss for this period should be $6,416 on your statement of operations. Please revise or explain why the net loss for this period is stated as $6,045. Also tell us what the line item labeled as "net loss from operations" represents. In addition, revise statements regarding your net loss from inception to July 31, 2012 throughout your filing to reconcile to your statements of operations.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-Mail
        Kevin A. Polis, Esq.
        Carrillo Huettel, LLP